SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________

SCHEDULE 13G/A
______________________

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Parker Drilling Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

701081507
(CUSIP Number)

December 31, 2019 and January 16, 2020
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 9 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 701081507	13G/A	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,549,988 shares of Common Stock*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,549,988 shares of Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,988 shares of Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.30%*
12	TYPE OF REPORTING PERSON IA, OO

*The information set forth on this cover page reflects information as of the date of this filing. As of December 31, 2019, the Reporting Person may have been deemed to beneficially own 1,981,080 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of warrants), subject to the 9.90% Blocker (as defined below), as more fully described in Item 4. The 1,981,080 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of warrants) represent the number of shares of Common Stock that would be issuable upon the exercise in full of the reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person as of December 31, 2019, after giving effect to such blocker, is less than such number of securities.

CUSIP No. 701081507	13G/A	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS Highbridge Tactical Credit Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,110,840 shares of Common Stock*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,110,840 shares of Common Stock*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,110,840 shares of Common Stock*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.38%*
12	TYPE OF REPORTING PERSON PN

*The information set forth on this cover page reflects information as of the date of this filing. As of December 31, 2019, the Reporting Person may have been deemed to beneficially own 1,559,290 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of warrants), subject to the 9.90% Blocker, as more fully described in Item 4. The 1,559,290 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of warrants) represent the number of shares of Common Stock that would be issuable upon the exercise in full of the reported warrants and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person as of December 31, 2019, after giving effect to such blocker, is less than such number of securities.

CUSIP No. 701081507	13G/A	Page 4 of 9 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Parker Drilling Company (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 5 Greenway Plaza, Suite 100, Houston, Texas 77046.

Item 2(a).	NAME OF PERSON FILING:

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Item 2(c).	CITIZENSHIP:

This statement is filed by:

(i)	Highbridge Capital Management, LLC 277 Park Avenue, 23rd Floor New York, New York 10172 Citizenship: State of Delaware
(ii)	Highbridge Tactical Credit Master Fund, L.P. c/o Highbridge Capital Management, LLC 277 Park Avenue, 23rd Floor New York, New York 10172 Citizenship: Cayman Islands

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, par value $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER:

701081507

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

CUSIP No. 701081507	13G/A	Page 5 of 9 Pages

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________________________

Item 4.	OWNERSHIP.

(a) Amount beneficially owned:

As of the date hereof, (i) Highbridge Tactical Credit Master Fund, L.P. may be deemed to beneficially own 1,110,840 shares of Common Stock, and (ii) Highbridge Capital Management, LLC, as the trading manager of Highbridge Tactical Credit Master Fund, L.P. and Highbridge SCF Special Situations SPV, L.P. (collectively, the "Highbridge Funds"), may be deemed to be the beneficial owner of 1,549,988 shares of Common Stock held by the Highbridge Funds.

As of December 31, 2019, Highbridge Tactical Credit Master Fund, L.P. may be deemed to beneficially own 1,559,290 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of warrants held by it (the "Reported Warrants")), subject to the 9.90% Blocker, and (ii) Highbridge Capital Management, LLC, as the trading manager of the Highbridge Funds, may be deemed to be the beneficial owner of 1,981,080 shares of Common Stock (including 639,885 shares of Common Stock issuable upon exercise of the Reported Warrants) held by the Highbridge Funds, subject to the 9.90% Blocker.

(b) Percent of class:

The percentages used herein and in the rest of this Schedule 13G/A are calculated based upon 15,044,739 shares of Common Stock reported to be outstanding as of November 12, 2019, as reported in the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on November 25, 2019 and, with respect to the Reporting Persons' holdings as of December 31, 2019, assumes the exercise of the Reported Warrants held by the Highbridge Funds, subject to the 9.90% Blocker.

CUSIP No. 701081507	13G/A	Page 6 of 9 Pages

As of the date hereof, (i) Highbridge Tactical Credit Master Fund, L.P. may be deemed to beneficially own 7.38% of the outstanding shares of Common Stock and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own 10.30% of the outstanding shares of Common Stock. As of December 31, 2019, (i) Highbridge Tactical Credit Master Fund, L.P. may be deemed to beneficially own 9.90% of the outstanding shares of Common Stock and (ii) Highbridge Capital Management, LLC may be deemed to beneficially own 9.90% of the outstanding shares of Common Stock.

Pursuant to the terms of the Reported Warrants, the Reporting Persons cannot exercise the Reported Warrants to the extent the Reporting Persons would beneficially own, after any such exercise, more than 9.90% of the outstanding shares of Common Stock (the "9.90% Blocker") and the percentage set forth above with respect to the Reporting Persons' beneficial ownership percentages of December 31, 2019 and in Row (11) of the cover page for each Reporting Person gives effect to the 9.90% Blocker. Consequently, as of December 31, 2019 the Reporting Persons were not able to exercise all of the Reported Warrants due to the 9.90% Blocker and at this time, the Reporting Persons are not able to exercise all of such Reported Warrants due to the 9.90% Blocker.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the shares of Common Stock (including the shares of Common Stock issuable upon exercise of the warrants) held by the Highbridge Funds.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

See Item 4(a)

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See Item 2.

CUSIP No. 701081507	13G/A	Page 7 of 9 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

Item 10.	CERTIFICATION.

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 701081507	13G/A	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: January 21, 2020

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

CUSIP No. 701081507	13G/A	Page 9 of 9 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: January 21, 2020

HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

HIGHBRIDGE TACTICAL CREDIT MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director